                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 14)

                                WYANT CORPORATION
                                -----------------
                                (Name of Issuer)


                          Common Stock, Par Value $.01
                          ---------------------------
                         (Title of Class of Securities)


                                    441069101
                                    --------
                                 (CUSIP Number)


            James A. Wyant                 Kenneth E. Adelsberg, Esq.
            Wyant & Company Inc.           Winthrop, Stimson, Putnam
            1475 32nd Avenue               & Roberts
            Lachine (Quebec) H8T 3J1       New York, New York 10004
            514-636-9926                   212-858-1000

               --------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 30, 2000
                           --------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this Statement: [  ]

                                  SCHEDULE 13D
-------------------
CUSIP NO. 441069101
-------------------

-------------------------------------------------------------------------------

     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Wyant & Company Inc.

-------------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                         (a) [ X ]

                         (b) [   ]

-------------------------------------------------------------------------------

     3.   SEC USE ONLY

-------------------------------------------------------------------------------

     4.   SOURCE OF FUNDS

                         NA

-------------------------------------------------------------------------------

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                        [  ]

-------------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Canada

-------------------------------------------------------------------------------

NUMBER OF SHARES              7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH PERSON                     0
WITH
                              8.   SHARED VOTING POWER

                                   1,765,353, of which 1,333,333 shares are
                                   represented by the right to exchange
                                   1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

                              9.   SOLE DISPOSITIVE POWER

                                   0

                              10.  SHARED DISPOSITIVE POWER

                                   1,765,353, of which 1,333,333 shares are
                                   represented by the right to exchange
                                   1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

-------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,765,353 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.

-------------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                         [  ]

-------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

          19.0%; 48.9% if right of exchange is exercised

-------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON

                         CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------
CUSIP NO. 441069101
-------------------

-------------------------------------------------------------------------------

     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         James A. Wyant

-------------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                         (a) [ X ]

                         (b) [   ]

-------------------------------------------------------------------------------

     3.   SEC USE ONLY

-------------------------------------------------------------------------------

     4.   SOURCE OF FUNDS

                         NA

-------------------------------------------------------------------------------

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                        [  ]

-------------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Canada

-------------------------------------------------------------------------------

NUMBER OF SHARES              7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH PERSON                     0
WITH
                              8.   SHARED VOTING POWER

                                   1,765,353, of which 1,333,333 shares are
                                   represented by the right to exchange
                                   1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

                              9.   SOLE DISPOSITIVE POWER

                                   0

                              10.  SHARED DISPOSITIVE POWER

                                   1,765,353, of which 1,333,333 shares are
                                   represented by the right to exchange
                                   1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

-------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,765,353 shares of Common Stock, of which 1,333,333 shares are represented by the right to acquire 1,333,333 shares of Common Stock through exchange of 1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc.

-------------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                         [  ]

-------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

          19.0%; 48.9% if right of exchange is exercised

-------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON

                        IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------
CUSIP NO. 441069101
-------------------

-------------------------------------------------------------------------------

     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         John Derek Wyant

-------------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                         (a) [ X ]

                         (b) [   ]

-------------------------------------------------------------------------------

     3.   SEC USE ONLY

-------------------------------------------------------------------------------

     4.   SOURCE OF FUNDS

                         NA

-------------------------------------------------------------------------------

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                        [  ]

-------------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Canada

-------------------------------------------------------------------------------

NUMBER OF SHARES              7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH PERSON                     0
WITH
                              8.   SHARED VOTING POWER

                                   428,444, of which 111,111 shares are
                                   represented by the right to exchange 111,111 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

                              9.   SOLE DISPOSITIVE POWER

                                   0

                              10.  SHARED DISPOSITIVE POWER

                                   428,444, of which 111,111 shares are
                                   represented by the right to exchange 111,111 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

-------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          428,444 shares of Common Stock, of which 111,111 shares are represented by the right to acquire 111,111 shares of Common Stock through exchange of 111,111 shares of Class E Preferred Stock of Wood Wyant Inc.

-------------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                         [  ]

-------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

          14.0%; 11.9% if right of exchange is exercised

-------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON

                         IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------
CUSIP NO. 441069101
-------------------

-------------------------------------------------------------------------------

     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Lynne Emond

-------------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                         (a) [ X ]

                         (b) [   ]

-------------------------------------------------------------------------------

     3.   SEC USE ONLY

-------------------------------------------------------------------------------

     4.   SOURCE OF FUNDS

                         NA

-------------------------------------------------------------------------------

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                        [  ]

-------------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Canada

-------------------------------------------------------------------------------

NUMBER OF SHARES              7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH PERSON                     0
WITH
                              8.   SHARED VOTING POWER

                                   428,444, of which 111,111 shares are
                                   represented by the right to exchange 111,111 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

                              9.   SOLE DISPOSITIVE POWER

                                   0

                              10.  SHARED DISPOSITIVE POWER

                                   428,444, of which 111,111 shares are
                                   represented by the right to exchange 111,111 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

-------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          428,444 shares of Common Stock, of which 111,111 shares are represented by the right to acquire 111,111 shares of Common Stock through exchange of 111,111 shares of Class E Preferred Stock of Wood Wyant Inc.

-------------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                         [  ]

-------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

          14.0%; 11.9% if right of exchange is exercised

-------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON

                         IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------
CUSIP NO. 441069101
-------------------

-------------------------------------------------------------------------------

     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Estate of Gerald W. Wyant

-------------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                         (a) [ X ]

                         (b) [   ]

-------------------------------------------------------------------------------

     3.   SEC USE ONLY

-------------------------------------------------------------------------------

     4.   SOURCE OF FUNDS

                         NA

-------------------------------------------------------------------------------

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                        [  ]

-------------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Canada

-------------------------------------------------------------------------------

NUMBER OF SHARES              7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH PERSON                     0
WITH
                              8.   SHARED VOTING POWER

                                   194,666 (See Items 4 and 5)

                              9.   SOLE DISPOSITIVE POWER

                                   0

                              10.  SHARED DISPOSITIVE POWER

                                   0  (See Items 4 and 5)

-------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          194,666 shares of Common Stock

-------------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                         [  ]

-------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

          8.6%; 5.4% if right of exchange is exercised

-------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON

                         IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------
CUSIP NO. 441069101
-------------------

-------------------------------------------------------------------------------

     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         Derek Wyant Holdings, Inc.

-------------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                         (a) [ X ]

                         (b) [   ]

-------------------------------------------------------------------------------

     3.   SEC USE ONLY

-------------------------------------------------------------------------------

     4.   SOURCE OF FUNDS

                         NA

-------------------------------------------------------------------------------

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                        [  ]

-------------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Canada

-------------------------------------------------------------------------------

NUMBER OF SHARES              7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH PERSON                     0
WITH
                              8.   SHARED VOTING POWER

                                   428,444, of which 111,111 shares are
                                   represented by the right to exchange 111,111 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

                              9.   SOLE DISPOSITIVE POWER

                                   0

                              10.  SHARED DISPOSITIVE POWER

                                   428,444, of which 111,111 shares are
                                   represented by the right to exchange 111,111 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

-------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          428,444 shares of Common Stock, of which 111,111 shares are represented by the right to acquire 111,111 shares of Common Stock through exchange of 111,111 shares of Class E Preferred Stock of Wood Wyant Inc.

-------------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                         [  ]

-------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

          14.0%; 11.9% if right of exchange is exercised

-------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON

                         CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------
CUSIP NO. 441069101
-------------------

-------------------------------------------------------------------------------

     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         3287858 Canada Inc.

-------------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                         (a) [ X ]

                         (b) [   ]

-------------------------------------------------------------------------------

     3.   SEC USE ONLY

-------------------------------------------------------------------------------

     4.   SOURCE OF FUNDS

                         NA

-------------------------------------------------------------------------------

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                        [  ]

-------------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Canada

-------------------------------------------------------------------------------

NUMBER OF SHARES              7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH PERSON                     0
WITH
                              8.   SHARED VOTING POWER

                                   428,444, of which 111,111 shares are
                                   represented by the right to exchange 111,111 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

                              9.   SOLE DISPOSITIVE POWER

                                   0

                              10.  SHARED DISPOSITIVE POWER

                                   428,444, of which 111,111 shares are
                                   represented by the right to exchange 111,111 shares of Class E Preferred Stock of Wood Wyant Inc. (See Items 4 and 5)

-------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          428,444 shares of Common Stock, of which 111,111 shares are represented by the right to acquire 111,111 shares of Common Stock through exchange of 111,111 shares of Class E Preferred Stock of Wood Wyant Inc.

-------------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                         [  ]

-------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

          14.0%; 11.9% if right of exchange is exercised

-------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON

                         CO

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------
CUSIP NO. 441069101
-------------------

-------------------------------------------------------------------------------

     1.   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                         3323986 Canada Inc.

-------------------------------------------------------------------------------

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                         (a) [ X ]

                         (b) [   ]

-------------------------------------------------------------------------------

     3.   SEC USE ONLY

-------------------------------------------------------------------------------

     4.   SOURCE OF FUNDS

                         NA

-------------------------------------------------------------------------------

     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                        [  ]

-------------------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        Canada

-------------------------------------------------------------------------------

NUMBER OF SHARES              7.   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH PERSON                     0
WITH
                              8.   SHARED VOTING POWER

                                   194,666 shares of Common Stock
                                   (See Items 4 and 5)

                              9.   SOLE DISPOSITIVE POWER

                                   0

                              10.  SHARED DISPOSITIVE POWER

                                   0  (See Items 4 and 5)

-------------------------------------------------------------------------------

     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          194,666 shares of Common Stock

-------------------------------------------------------------------------------

     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                         [  ]

-------------------------------------------------------------------------------

     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT ON ROW (11)

          8.6%; 5.4% if right of exchange is exercised

-------------------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON

                         CO

-------------------------------------------------------------------------------

                                AMENDMENT NO. 14
                                       TO
                                  SCHEDULE 13D
                                ----------------

     The Items identified below are amended. Capitalized terms used herein which have not been defined shall have the meaning ascribed to them in the initial filing of the Schedule 13D dated May 14, 1990 and any amendments thereto.

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Wyant Corporation (f/k/a Hosposable Products, Inc.), a New York corporation (the "Company"), the principal executive offices of which are located at 1170 US Highway 22 East, Suite 203, Bridgewater, New Jersey.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is being filed on behalf of the following corporations and individuals (the "Filing Parties"), which together may constitute a group pursuant to Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the "Act"):

     A.   Wyant & Company Inc.

     B.   James A. Wyant.

     C.   John Derek Wyant.

     D.   Lynne Emond.

     E.   Estate of Gerald W. Wyant.

     F.   Derek Wyant Holdings Inc.

     G.   3287858 Canada Inc.

     H. 3323986 Canada Inc., a corporation incorporated under the Canada Business Corporations Act ("New Geraldco"). New Geraldco is wholly owned by the Estate of Gerald W. Wyant and its principal business is to hold and preserve shares of Common Stock for the Estate of Gerald
          W. Wyant. New Geraldco's directors are Paula Tepper-Wyant and Thomas R.M. Davis, as executors of the Estate, and James A. Wyant, and its officers are Paula Tepper-Wyant, who is President, James A. Wyant, who is Vice President and Secretary, Thomas R.M. Davis, who is Vice President and Lynn Grassby, who is Assistant Secretary. New Geraldco maintains its principal address at 1475 32nd Avenue, Lachine, Quebec H8T 3J1.

     During the last five years, none of the Filing Parties nor any of their respective directors and officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.


ITEM 4.  PURPOSE OF TRANSACTION.

     This statement is being filed in connection with the execution and delivery of a Stock Purchase Agreement (the "Stock Purchase Agreement") dated August 30, 2000 between Perkins Papers Ltd., a Canada corporation ("Parent"), Perkins Acquisition Corp., a New York corporation ("Purchaser"), James A. Wyant, the Vice Chairman and Corporate Secretary of the Company, John Derek Wyant, Lynne Ellen Emond and the Estate of Gerald W. Wyant (together with James A. Wyant, John Derek Wyant and Lynne Ellen Emond, the "Wyant Family"), as the beneficial owners of certain shares of Common Stock, and James A. Wyant as the beneficial owner of Class E Exchangeable Preferred Stock ("Class E Preferred Stock") of Wood Wyant Inc., a corporation organized and existing under the laws of Canada and a wholly owned subsidiary of the Company ("Wood Wyant") and the related tender offer by Purchaser, as set forth in the Tender Offer Statement on Schedule TO filed by the Purchaser on September 8, 2000 (the "Schedule TO"), to purchase any and all of the issued and outstanding shares of Common Stock of the Company at a price of $4.00 per share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Offer").

     The aforesaid discussion is a summary of only certain provisions of the Schedule TO, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Schedule TO.

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of August 30, 2000 (the "Merger Agreement"), by and among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, as promptly as practicable following the consummation of the Offer and upon satisfaction of the other conditions contained in the Merger Agreement, Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving entity and becoming a wholly owned subsidiary of Parent. Pursuant to the Stock Purchase Agreement (a) all of the shares of Common Stock owned by the Wyant Family, constituting a majority of the issued and outstanding shares of Common Stock of the Company, shall be tendered in the Offer and Purchaser shall take up and pay for such shares of Common Stock, and (b) Parent shall simultaneously, and for the same per share consideration, purchase all of the Class E Preferred Stock from the owner thereof. Therefore, the Purchaser will possess, upon consummation of the Offer, sufficient voting power to cause the Company to consummate the Merger without the affirmative vote of the stockholders of the Company.

     Pursuant to the Stock Purchase Agreement, the Wyant Family has (1) agreed not to (a) directly or indirectly sell, transfer, assign or otherwise dispose of or encumber, or take any action which could reasonably be expected to result in the sale, transfer, assignment or other disposition or encumbrance of any shares of the Common Stock or Preferred Stock and (2) agreed, in the event that the Offer is terminated prior to the Purchaser's taking up and paying for the shares of Common Stock, to vote in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby and to approve and authorize the Merger.

     Pursuant to a Voting Trust Dissolution Agreement dated as of August 30, 2000 (the "Voting Trust Dissolution Agreement"), the Voting Trust Agreement dated as of March 18, 1997 among Wyant, McCarthy Tetrault, as depositary, James
A. Wyant, as voting trustee, 3287858 Canada Inc., a corporation wholly owned by Lynne Emond and incorporated under the Canada Business Corporations Act ("Lynneco"), and Derek Wyant Holdings Inc. (f/k/a 1186020 Ontario Limited), a corporation wholly owned by John Derek Wyant and incorporated under the Business Corporations Act (Ontario) ("Derekco") was dissolved effective as of August 30, 2000.

     The aforesaid discussion is a summary of only certain provisions of the Voting Trust Dissolution Agreement, which is incorporated herein by reference to Exhibit D. Such summary is qualified in its entirety by reference to the Voting Trust Dissolution Agreement.

     Pursuant to a Voting Trust Dissolution Agreement dated as of August 30, 2000 (the "Geraldco Voting Trust Dissolution Agreement"), the Voting Trust Agreement dated as of March 14, 1997 among McCarthy Tetrault, as depositary, James A. Wyant, as voting trustee, and New Geraldco was dissolved effective as of August 30, 2000.

     The aforesaid discussion is a summary of only certain provisions of the Geraldco Voting Trust Dissolution Agreement, which is incorporated herein by reference to Exhibit E. Such summary is qualified in its entirety by reference to the Geraldco Voting Trust Dissolution Agreement.

     In addition to the foregoing, under the terms and conditions of an Agreement dated May 2, 1996 among Wyant and certain of its shareholders (the "Wyant Agreement") and by virtue of Derekco's and Lynneco's respective ownership of Class X and Class XI preferred shares of Wyant, each of Derekco and Lynneco is entitled to cause Wyant to (i) exchange up to 111,111 of Wyant's 1,333,333 shares of Class E Preferred Stock of Sub for an equal number of shares of Common Stock and (ii) immediately thereafter, sell such shares of Common Stock and deliver to Derekco and Lynneco the net after-tax proceeds resulting from such sale.

     The aforesaid discussion is a summary of only certain provisions of the Wyant Agreement, which is incorporated herein by reference to Exhibit B. Such summary is qualified in its entirety by reference to the Wyant Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Each of the Filing Parties who, together may comprise a group within the meaning of Section 13(d)(3) of the Act, is the beneficial owner of the number and percentages of the outstanding shares of Common Stock (based upon 2,270,617 outstanding shares of Common Stock) set forth opposite his or her name in column A below. Upon the exchange of 1,333,333 shares of Class E Preferred Stock of Wood Wyant Inc., each such Filing Party will be the beneficial owner of the number and percentages of the then outstanding shares of Common Stock (based upon 3,603,950 shares of Common Stock) set forth opposite his or her name in column B below.


                                                                  COLUMN A                       COLUMN B

         A.   Wyant & Company Inc.                             432,020; 19.0%                1,765,353; 48.9%
         B.   James A. Wyant                                   432,020; 19.0%                1,765,353; 48.9%
         C.   John Derek Wyant                                 317,333; 14.0%                 428,444; 11.9%
         D.   Lynne Emond                                      317,333; 14.0%                 428,444; 11.9%
         E.   Estate of Gerald W. Wyant                         194,666; 8.6%                  194,666; 5.4%
         F.   Derek Wyant Holdings Inc.                        317,333; 14.0%                 428,444; 11.9%
         G.   3287858 Canada Inc.                              317,333; 14.0%                 428,444; 11.9%
         H.   3323986 Canada Inc.                               194,666; 8.6%                  194,666; 5.4%


     None of the filing parties disclaims beneficial ownership of any of the shares of Common Stock.

     (b) None of the Filing Parties has the sole or shared power to vote or to direct the vote and to direct the disposition of any shares of Common Stock owned by each of them as described in paragraph (a), except for:

     1. Wyant, which has the shared power to vote and the shared dispositive power over the Wyant Shares and 1,333,333 shares of Common Stock receivable after the exchange of the Class E Preferred Stock of Wood Wyant Inc.

     2. James A. Wyant is deemed to have the shared power to direct the vote and to direct the disposition of all shares directly owned by Wyant (which shares total 1,765,353 by virtue of his ownership of all of the voting stock of Wyant).

     3. Derekco has the shared power to direct the vote and to direct the disposition of the Derekco Shares and the 111,111 shares of Common Stock receivable after the exchange of the Class E Preferred Stock of Wood Wyant Inc.

     4. John Derek Wyant is deemed to have the shared power to direct the vote and to direct the disposition of all shares directly owned by Derekco by virtue of his ownership of all of the voting stock of Derekco.

     5. Lynneco has the shared power to direct the vote and to direct the disposition of the Lynneco Shares and the 111,111 shares of Common Stock receivable after the exchange of the Class E Preferred Stock.

     6. Lynne Emond is deemed to have the shared power to direct the vote and to direct the disposition of all shares directly owned by Lynneco by virtue of her ownership of all of the voting stock of Lynneco.

     7. New Geraldco has the shared power to direct the vote of the Geraldco Shares.

     8. The Estate of Gerald W. Wyant is deemed to have the shared power to direct the vote and to direct the disposition of all shares directly owned by New Geraldco by virtue of its ownership of all of the voting stock of New Geraldco.

     (c) There have been no transactions in the Common Stock that were effected over the past 60 days, other than described herein.

     (d) Except as otherwise disclosed herein, no other person has the right to receive or the power to direct receipt of dividends from, or the proceeds of the sale of, such Common Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A      Joint Filing Agreement, dated September 12, 2000, among Wyant &
               Company Inc., James A. Wyant, John Derek Wyant, Lynne Emond, the
               Estate of Gerald W. Wyant, Derek Wyant Holdings, Inc., 3287858
               Canada Inc. and 3323986 Canada Inc.*

Exhibit B      Agreement dated May 2, 1996 among G.H. Wood + Wyant Inc., John
               Derek Wyant, M.D., Lynne Emond, James A. Wyant and Gerald W.
               Wyant (incorporated by reference to Exhibit C of Amendment No. 10 to Schedule 13D dated June 11, 1996 and filed on July 12, 1996).

Exhibit C      Stock Purchase Agreement, dated August 30, 2000 between Perkins
               Papers Ltd., a Canada corporation, Perkins Acquisition Corp., a
               New York corporation, James A. Wyant, the Vice Chairman and
               Corporate Secretary of the Company, John Derek Wyant, Lynne Ellen
               Emond and the Estate of Gerald W. Wyant as the beneficial owners of certain Shares of the Company, and James A. Wyant as the beneficial owner of Class E Preferred Stock of Wood Wyant Inc., a corporation organized and existing under the laws of Canada and a wholly owned subsidiary of the Company (incorporated by reference to the Schedule TO filed by Perkins Acquisition Corp. on September 8, 2000).

Exhibit D      Voting Trust Dissolution Agreement dated as of August 30, 2000 by and among Wyant & Company Inc., Derek Wyant Holdings Inc.,
               3287858 Canada Inc., James A. Wyant, James A. Wyant as voting trustee, John Derek Wyant, Lynne Emond and McCarthy Tetrault as depositary.*


Exhibit E      Voting Trust Dissolution Agreement dated as of August 30, 2000 by and among The Estate of Gerald W. Wyant, 3323986 Canada Inc.,
               James A. Wyant as voting trustee and McCarthy Tetrault as depositary.*

*Filed herewith.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    WYANT & COMPANY INC.


DATED:  September 12, 2000          By:    /s/  James A. Wyant
                                           -------------------------------
                                    James A. Wyant
                                    President


                                           /s/ James A. Wyant
                                    --------------------------------------
                                           James A. Wyant


                                           /s/  John Derek Wyant
                                    --------------------------------------
                                           John Derek Wyant


                                           /s/  Lynne Emond
                                    --------------------------------------
                                           Lynne Emond


                                    ESTATE OF GERALD W. WYANT

                                      /s/  Paula Tepper-Wyant
                                    --------------------------------------
                                    Paula Tepper-Wyant


                                      /s/  Thomas R.M. Davis
                                    --------------------------------------
                                    Thomas R.M. Davis


                                    DEREK WYANT HOLDINGS, INC.

                                    By:   /s/ John Derek Wyant
                                          ----------------------------------
                                    John Derek Wyant
                                    President


                                    3287858 CANADA INC.

                                    By:   /s/ Lynne Emond
                                          --------------------------------
                                    Lynne Emond
                                    President


                                    3323986 CANADA INC.

                                    By:   /s/ Paula Tepper-Wyant
                                          ----------------------------------
                                    Name: Paula Tepper-Wyant
                                    Title:  President

                                  EXHIBIT INDEX

Exhibit A      Joint Filing Agreement, dated September 12, 2000, among Wyant &
               Company Inc., James A. Wyant, John Derek Wyant, Lynne Emond, the
               Estate of Gerald W. Wyant, Derek Wyant Holdings, Inc., 3287858
               Canada Inc. and 3323986 Canada Inc.*


Exhibit B      Agreement dated May 2, 1996 among G.H. Wood + Wyant Inc., John
               Derek Wyant, M.D., Lynne Emond, James A. Wyant and Gerald W.
               Wyant (incorporated by reference to Exhibit C of Amendment No. 10 to Schedule 13D dated June 11, 1996 and filed on July 12, 1996).


Exhibit C      Stock Purchase Agreement, dated August 30, 2000 between Perkins
               Papers Ltd., a Canada corporation, Perkins Acquisition Corp., a
               New York corporation, James A. Wyant, the Vice Chairman and
               Corporate Secretary of the Company, John Derek Wyant, Lynne Ellen
               Emond and the Estate of Gerald W. Wyant as the beneficial owners of certain Shares of the Company, and James A. Wyant as the beneficial owner of Class E Preferred Stock of Wood Wyant Inc., a corporation organized and existing under the laws of Canada and a wholly owned subsidiary of the Company (incorporated by reference to the Schedule TO filed by Perkins Acquisition Corp. on September 8, 2000).

Exhibit D      Voting Trust Dissolution Agreement dated as of August 30, 2000 by and among Wyant & Company Inc., Derek Wyant Holdings Inc.,
               3287858 Canada Inc., James A. Wyant, James A. Wyant as voting trustee, John Derek Wyant, Lynne Emond and McCarthy Tetrault as depositary.*



Exhibit E      Voting Trust Dissolution Agreement dated as of August 30, 2000 by and among The Estate of Gerald W. Wyant, 3323986 Canada Inc.,
               James A. Wyant as voting trustee and McCarhty Tetrault as depositary.*

*Filed herewith.